

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Mostafa Ronaghi, Ph.D.
Chief Executive Officer
Dynamics Special Purpose Corp.
2875 El Camino Real
Redwood City, CA 94061

      Re: **Dynamics Special Purpose Corp.**
                Amendment No. 2 to Registration Statement on Form S-4
                Exhibit Nos. 10.14, 10.15, 10.16, 10.17, 10.18
                Filed April 22, 2022
                File No. 333-262707

Dear Dr. Ronaghi:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                         Sincerely,

                         Division of Corporation Finance